Exhibit 3.1

Amendment to the
Third Amended and Restated By-laws, as Amended, of Skyworks Solutions, Inc.
Inserting a new Article XI, directly following Article X

ARTICLE XI
FORUM
SECTION 1 Exclusive Forum.
(A) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee, or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of the Certificate of Incorporation or these By-laws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. This Section 1(A) does not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
(B) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act.
(C) Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Corporation’s capital stock shall be deemed to have notice of and consented to the provisions of this Section 1.